Exhibit (e)(19)

June 6, 2017

BY HAND

Mr. Patrick Shanahan

c/o CardConnect Corp.

1000 Continental Drive, Suite 300

King of Prussia, Pennsylvania 19406

Dear Patrick:

We are delighted to extend to you our offer to join First Data Corporation, a Delaware corporation (“Parent”), effective as of the consummation of the transactions contemplated by that certain Agreement and Plan of Merger, dated as of May 26, 2017 (the “Merger Agreement”), by and among Parent, CardConnect Corp., a Delaware corporation (the “Company”), and Minglewood Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), pursuant to which, at the Effective Time (as defined in the Merger Agreement), Merger Sub shall merge with and into the Company, with the Company surviving as a wholly owned subsidiary of Parent (the “Merger”). This offer letter (this “Offer Letter”) memorializes our discussions regarding your role at Parent following consummation of the Merger and shall become effective upon the Effective Time. If, however, the Merger Agreement is terminated by the parties thereto without the consummation of the transactions contemplated thereby, this Offer Letter shall be null and void ab initio and of no force or effect. This Offer Letter modifies your Amended and Restated Employment Agreement, dated as of July 29, 2016 (the “Employment Agreement”), by and among the Company, CardConnect, LLC (f/k/a Financial Transaction Services, LLC), a Delaware limited liability company, and you, as set forth herein, and in the event of any inconsistency between this Offer Letter and your Employment Agreement, the terms of this Offer Letter shall control.

1. Position and Reporting. You shall have the title of Senior Vice President & Chief Operating Officer, CardConnect, and will report directly to Jeffrey Shanahan (or his successor).

2. Compensation Arrangements.

(a) Generally. As your annual compensation, you shall receive the following: (i) an annual base salary of $400,000; and (ii) an annual target incentive opportunity of $960,000, which amount will be delivered as a mix of a cash bonus and equity awards. We anticipate that our cash/equity mix will be 25%/75% for the 2017 plan year. The amount of your full year annual incentive compensation for the 2017 plan year shall not be prorated for the partial calendar year following the Effective Time. The amounts set forth in Sections 2(a)(i) and (ii) may not be decreased (but may be increased) prior to the second anniversary of the Closing Date.

(b) Investment in Parent Common Stock. Within 90 days following the Closing Date (as defined in the Merger Agreement) or, if later, within five days following the expiration of any applicable securities trading blackout period of Parent, you shall purchase in the public market or pursuant to a private placement (such manner of purchase as mutually determined by you and Parent), a number of shares of Class A common stock, par value $0.01 per share, of Parent (“Parent Common Stock”) having an aggregate fair market value on the date(s) of purchase equal to 50% of the net after-tax cash proceeds you receive in connection with your outstanding Company equity and stock options that you hold as of the date hereof (such purchased shares, the “Purchased Shares”), determined based on a reasonable good faith estimate by you of your federal and state capital gains or ordinary income tax liabilities (as applicable) with respect to such proceeds. It is currently estimated that the amount of such net after-tax proceeds will be approximately $1,666,952. The calculation of such actual amount shall be subject to the reasonable review and consent of Parent, which consent shall not be unreasonably withheld. You agree that you will not, and will not cause any trust or other entity controlled by you to, directly or indirectly, sell, transfer, assign, tender in any tender or exchange offer, pledge, encumber, hypothecate, or similarly dispose of, (i) 50% of the Purchased Shares until the first anniversary of the Closing Date, and (ii) 50% of the Purchased Shares until the second anniversary of the Closing Date (in each case, other than pursuant to a corporate transaction in which shares of Parent Common Stock are exchanged or sold). The restrictions set forth in the immediately preceding sentence shall lapse and cease to apply upon your termination of employment with Parent and its subsidiaries by Parent without Cause (as defined below), by you for Good Reason (as defined below, except that, for purposes of this Section 2(c), any resignation prior to the second anniversary of the Closing Date that satisfies clauses (i), (ii), or (iii) of such definition shall constitute Good Reason), or due to your death or disability.

(c) Inaugural Equity Award. On the Closing Date, Parent shall grant to you a restricted stock unit award in respect of Parent Common Stock, having a grant date fair market value equal to $4,250,000 (the “Inaugural Equity Award”). The Inaugural Equity Award shall vest in four equal installments on each of the first four anniversaries of the Closing Date, subject to your continued service through the applicable vesting date, and shall be settled as soon as practicable, but in no event later than fifteen (15) days following the vesting date; provided, however, that, upon a termination of your employment prior to the second anniversary of the Closing Date by the Company without Cause or by you for Good Reason, the next tranche of your Inaugural Equity Award that would have vested following such termination of employment shall immediately vest. The Inaugural Equity Award shall be subject to the terms of an award agreement that shall be consistent with the foregoing and shall otherwise have terms and conditions that are customary for service-based equity awards granted by Parent generally, including provisions relating to death and disability.

(d) Performance Equity Award. On the Closing Date, Parent shall grant to you a restricted stock unit award in respect of Parent Common Stock, having a grant date fair market value equal to $1,750,000, the vesting of which shall be based on the achievement of performance and other conditions specified below (the “Performance Equity Award”), it being understood that the Performance Equity Award shall be a special one-time grant and not in satisfaction of Parent’s obligations under Section 2(a)(ii). The Performance Equity Award shall become 100% vested upon (i) NewCo’s (as defined below) achievement of 12% organic revenue growth and 20% adjusted EBITDA growth for the fourth quarter of the 2018 fiscal year, as compared to the fourth quarter of the 2017 fiscal year, and (ii) NewCo’s achievement of 12% organic revenue growth and 20% adjusted EBITDA growth for the 2019 fiscal year, as compared to the 2018 fiscal year, subject to your continued employment through the end of the 2019 fiscal year. For purposes of this Performance Equity Award, “NewCo” shall be comprised of the Company, Parent’s Ignite business, and other related businesses as will be determined by Parent. The Board of Directors (or Compensation Committee) of Parent shall have the authority (and may delegate such authority to the Chief Executive Officer of Parent) to accelerate the vesting of the Performance Equity Award at an earlier date based upon its determination of satisfactory performance, and to increase the size of the Performance Equity Award (through a supplemental grant or otherwise) up to $[2,500,000]. The Performance Equity Award shall be subject to the terms of an award agreement that shall be consistent with the foregoing and contain such other terms and conditions that are customary for equity awards granted by Parent generally.

(e) Severance. If, during the period commencing on the Closing Date and ending on the second anniversary of the Closing Date, your employment is terminated by the Company without Cause or by you for Good Reason, you shall be entitled to the severance benefits in such amount and manner as set forth in your Employment Agreement; provided that the cash portion of severance thereunder shall be equal to (i) two times your annual base salary (determined without taking into account any reduction in breach of Section 2(a)) and (ii) the pro rata portion of your annual target incentive opportunity (determined without taking into account any reduction in breach of Section 2(a)), based on the number of days in the calendar year through your date of termination, divided by 365. After the second anniversary of the Closing Date, you will participate in the First Data Corporation Severance/Change in Control Policy, as then in effect.

(f) Parent Common Stock Holding Period. Any Parent Common Stock acquired by you pursuant to your Inaugural Equity Award, Performance Equity Award, and Parent’s annual equity incentive compensation award (but not, for the avoidance of doubt, any Purchased Shares) shall be subject to the applicable Parent Equity Retention Policy, a copy of which has been provided to you.

3. Certain Definitions. For purposes of this Offer Letter, the following terms have the following meanings, which shall supersede the definitions set forth in your Employment Agreement:

“Cause” means one or more of the following: (a) the conviction of, or plea of no contest by, you with respect to a felony or other crime involving moral turpitude, (b) the commission of any other material act or omission by you involving misappropriation, embezzlement, theft, or fraud with respect to Parent or its subsidiaries or any of their business relationships, (c) your failure to substantially perform material duties as reasonably directed by Parent or its subsidiaries continuing beyond 30 days’ prior written notice of such failure, (d) your willful failure to comply in all material respects with Parent’s material and reasonable written policies, including corporate governance and human relations policies, and applicable laws with respect to Parent’s business operations, or (e) your breach of fiduciary duty, gross negligence, or willful misconduct that causes material harm to Parent or any of its subsidiaries. For purposes of clauses (d) and (e) above, no act or failure to act on your part shall be considered “willful” unless it is done, or omitted to be done, by you in bad faith or without reasonable belief that your action or omission was in the best interests of Parent.

“Good Reason” means if you resign from employment with Parent or the Company prior to the second anniversary of the Closing Date as a result of one or more of the following reasons: (i) any material breach by Parent or the Company of the Employment Agreement, as modified by this Offer Letter, or of this Offer Letter, (ii) a material reduction or diminution of your title, duties, authority, or responsibilities from that in effect immediately following the Closing Date, it being understood that the changes to your role as contemplated by this Offer Letter and as a result of the Company ceasing to be a publicly traded entity and becoming a subsidiary corporation as a result of the Merger, shall not on their own constitute a basis for a termination of employment for Good Reason, or (iii) a material change in your principal place of employment to a location more than 25 miles outside of King of Prussia, Pennsylvania. Notwithstanding the above, the occurrence of any of the events described in clauses (i), (ii), or (iii) above will not constitute a “Good Reason” unless you give Parent written notice, within 60 calendar days after the occurrence of any such events that such circumstances constitute “Good Reason,” and Parent or the Company thereafter fails to cure such circumstances within 30 days after receipt of such notice. The termination of your employment with Parent or any of its affiliates for Cause shall preclude your resignation with Good Reason.

4. Coordination with Employment Agreement. Except as modified by this Offer Letter, your Employment Agreement shall remain in full force and effect in accordance with its terms and, following the Effective Time, Parent shall cause the Company to comply with the terms and conditions of the Employment Agreement, as modified by this Offer Letter. Notwithstanding the foregoing, your Employment Agreement (including the provisions of Sections 5–7 thereof) shall expire upon the second anniversary of the Closing Date. You acknowledge and agree that the expiration of such Employment Agreement on the second anniversary of the Closing Date shall not constitute a termination without Cause or serve as the basis for a Good Reason termination thereunder.

5. Restrictive Covenants. Without limitation of the foregoing, and in consideration of Parent entering into the Offer Letter, you agree that you will not directly or indirectly at any time during your service with Parent or any of its affiliates and for one year following your termination of employment with Parent and any of its affiliates for any reason, (a) act as a proprietor, investor, director, officer, employee, stockholder, consultant, or partner in any business that directly or indirectly competes, at the relevant determination date, with Parent’s business or any of its affiliate’s business in any geographic area where Parent or any of its affiliates manufactures, produces, sells, leases, rents, licenses, or otherwise provides products or services, except that this section does not restrict you from investing in publicly-available mutual funds or exchange-traded funds; or (b) (i) solicit customers or clients of Parent or any of its affiliates to terminate their relationship with Parent or any of its affiliates or solicit those customers or clients to compete with any business of Parent or any of its affiliates or (ii) solicit or offer employment to any person who is, or has been at any time during the 12 months before your date of termination, employed by Parent or any of its affiliates.

6. Certain Reductions in Payments.

(a) Anything in this Offer Letter or the Employment Agreement to the contrary notwithstanding, in the event the Accounting Firm (as defined below) shall determine that receipt of all Payments (as defined below) would subject you to the excise tax under Section 4999 of the Internal Revenue Code of 1986, as amended (the “Code”), the Accounting Firm shall determine whether to reduce any of the Payments paid or payable pursuant to this Offer Letter and the Employment Agreement (the “Agreement Payments”) so that the Parachute Value (as defined below) of all Payments, in the aggregate, equals the Safe Harbor Amount (as defined below). The Agreement Payments shall be so reduced only if the Accounting Firm determines that you would have a greater Net After-Tax Receipt (as defined below) of aggregate Payments if the Agreement Payments were so reduced. If the Accounting Firm determines that you would not have a greater Net After-Tax Receipt of aggregate Payments if the Agreement Payments were so reduced, you shall receive all Agreement Payments to which you are entitled hereunder.

(b) If the Accounting Firm determines that aggregate Agreement Payments should be reduced so that the Parachute Value of all Payments, in the aggregate, equals the Safe Harbor Amount, Parent shall promptly give you notice to that effect and a copy of the detailed calculation thereof. All determinations made by the Accounting Firm under this Section 6 shall be binding upon Parent, the Company, and you and shall be made as soon as reasonably practicable and in no event later than 15 days following the date of your termination of employment. For purposes of reducing the Agreement Payments so that the Parachute Value of all Payments, in the aggregate, equals the Safe Harbor Amount, only amounts payable under the Offer Letter and the Employment Agreement (and no other Payments) shall be reduced. The reduction of the amounts payable, if applicable, shall be made by reducing the payments and benefits in the following order: (i) cash payments that may not be valued under Treas. Reg. § 1.280G-1, Q&A-24(c) (“Q&A-24(c)”), (ii) equity-based payments that may not be valued under Q&A-24(c), (iii) cash payments that may be valued under Q&A-24(c), (iv) equity-based payments that may be valued under Q&A-24(c), and (v) other types of benefits. With respect to each category of the foregoing, such reduction shall occur first with respect to amounts that are not “deferred compensation” within the meaning of Section 409A of the Code and next with respect to payments that are deferred compensation, in each case, beginning with payments or benefits that are to be paid the farthest in time from the Accounting Firm’s determination. All reasonable fees and expenses of the Accounting Firm shall be borne solely by Parent.

(c) To the extent requested by you, Parent shall, and shall cause the Company to, cooperate with you in good faith in valuing, and the Accounting Firm shall take into account the value of, services provided or to be provided by you (including, without limitation, your agreeing to refrain from performing services pursuant to a covenant not to compete or similar covenant, before, on, or after the date of a change in ownership or control of the Company (within the meaning of Treas. Reg. § 1.280G-1, Q&A-2(b)), such that payments in respect of such services may be considered reasonable compensation within the meaning of Treas. Reg. § 1.280G-1, Q&A-9 and Q&A-40 to Q&A-44 and/or exempt from the definition of the term “parachute payment” within the meaning of Treas. Reg. § 1.280G-1, Q&A-2(a) in accordance with Treas. Reg. § 1.280G-1, Q&A-5(a).

(d) The following terms shall have the following meanings for purposes of this Section 6:

“Accounting Firm” means a nationally recognized certified public accounting firm or other professional organization that is a certified public accounting firm recognized as an expert in determinations and calculations for purposes of Section 280G of the Code that is selected by the Company and approved by Parent prior to the Merger for purposes of making the applicable determinations hereunder, which firm shall not, without your consent, be a firm serving as accountant or auditor for Parent.

“Net After-Tax Receipt” means the present value (as determined in accordance with Sections 280G(b)(2)(A)(ii) and 280G(d)(4) of the Code) of a Payment net of all taxes imposed on you with respect thereto under Sections 1 and 4999 of the Code and under applicable state and local laws, determined by applying the highest marginal rate under Section 1 of the Code and under state and local laws that applied to your taxable income for the immediately preceding taxable year, or such other rate(s) as the Accounting Firm determines to be likely to apply to you in the relevant tax year(s).

“Parachute Value” of a Payment means the present value as of the date of the change of control for purposes of Section 280G of the Code of the portion of such Payment that constitutes a “parachute payment” under Section 280G(b)(2) of the Code, as determined by the Accounting Firm for purposes of determining whether and to what extent the excise tax under Section 4999 of the Code will apply to such Payment.

“Payment” means any payment or distribution in the nature of compensation (within the meaning of Section 280G(b)(2) of the Code) to you or for your benefit, whether paid or payable pursuant to this Offer Letter, the Employment Agreement, or otherwise.

“Safe Harbor Amount” means 2.99 times your “base amount,” within the meaning of Section 280G(b)(3) of the Code.

7. Miscellaneous. This Offer Letter, together with your Employment Agreement, constitutes the entire agreement between the parties hereto with respect to the subject matter hereof. This Offer Letter may not be amended or modified except by an agreement in writing signed by you and Parent. This Offer Letter shall be binding upon any successor of Parent or its businesses (whether direct or indirect, by purchase, merger, consolidation, or otherwise), in the same manner and to the same extent that Parent would be obligated under this Offer Letter if no succession had taken place. The term “Parent,” as used in this letter, shall mean Parent as defined above and any successor or assignee to the business or assets that by reason hereof becomes bound by this Offer Letter. This Offer Letter shall be governed by, and construed in accordance with, the laws of the State of Delaware without reference to conflict of law rules.

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We look forward to a promising future as a combined entity and believe this opportunity will result in a mutually beneficial and rewarding relationship. If you have any questions, please feel free to contact me.

[Signature Page Follows]

Please acknowledge your agreement to the terms of this Offer Letter by your signature below.

Sincerely,

FIRST DATA CORPORATION

By:	/s/ Anthony S. Marino
Name: Anthony S. Marino
Title: Executive Vice President and Head of Human Resources

ACCEPTED AND AGREED:

/s/ Patrick Shanahan
Patrick Shanahan

[Signature Page to Offer Letter – P. Shanahan]